SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NONE
Sub Filer Id	0000840715
Sub Filer Ccc	xxxxxxxx
Contact Name	Ann Dartnell
Contact Phone Number	801-303-3597
Item Ids	5.02
Reporting Period	04-28-2006
Global Enclosed File Count	2

Documents

8-K	form8-k.htm
	ClearOne Communications Form 8-K dated April 28, 2006
8-K	form8-k.pdf
	ClearOne Communications Form 8-K dated April 28, 2006

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>5.02</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>04-28-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>ClearOne Communications Form 8-K dated April 28, 2006</value>
    </field>
    <data sid="data1">
      <filename>form8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>form8-k.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>ClearOne Communications Form 8-K dated April 28, 2006</value>
    </field>
    <data sid="data2">
      <filename>form8-k.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
  <page sid="PAGE7">
  </page>
```

</XFDL>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 28, 2006

ClearOne Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation)

0-17219	**87-0398877**
(Commission File Number)	(IRS Employer Identification No.)

1825 Research Way, **Salt Lake City, Utah**	**84119**
(Address of Principal Executive Offices)	(Zip Code)

(801) 975-7200
(Registrant's Telephone Number, Including Zip Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(d) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Election of Director

Zeynep “Zee” Hakimoglu, the Company’s President and Chief Executive Officer, was named to the Board of Directors of ClearOne Communications, Inc. effective April 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: May 2, 2006

By: /s/ Zeynep Hakimoglu
Zeynep Hakimoglu
President and Chief Executive Officer

form8-k.pdf is Missing in the Submission Header